VOR BIOPHARMA INC.

100 Cambridgepark Drive, Suite 101

Cambridge, MA 02140

March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Vor Biopharma Inc.

Registration Statement on Form S-3 (File No. 333- 285969)

Request for Acceleration of Effective Date

Requested Date:  March 31, 2025

Requested Time:  4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333- 285969) (the “Registration Statement”) to become effective on March 31, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043, or in her absence, Divakar Gupta at (212) 479-6474.

Very truly yours,

Vor Biopharma Inc.

By:	/s/ Robert Ang
Robert Ang
Chief Executive Officer